[Keefe, Bruyette & Woods, Inc. Letterhead]

May 11, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Randolph Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-209935)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Randolph Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 1:00 p.m. on May 13, 2016, or as soon thereafter as may be practicable.

Sincerely,

KEEFE, BRUYETTE & WOODS, INC., A STIFEL COMPANY

By:	/s/ Robin P. Suskind
Robin P. Suskind
Managing Director